Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption "Experts" in the Post-Effective Amendment No. 1 to the Registration Statement (Form S-3 No. 333-225831) and related Prospectus of Diversified Healthcare Trust for the registration of debt securities, common shares of beneficial interest, preferred shares of beneficial interest, depositary shares, warrants, and guarantees of debt securities, and to the incorporation by reference therein of our reports dated March 2, 2020, with respect to the consolidated financial statements and schedule of Diversified Healthcare Trust, and the effectiveness of internal control over financial reporting of Diversified Healthcare Trust, included in its Annual Report (Form 10-K) for the year ended December 31, 2019, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Boston, MA
May 27, 2020